

July 18, 2022

John W. Ketchum
President and Chief Executive Officer
NextEra Energy, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

      Re: NextEra Energy, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 18, 2022
          File No. 001-08841

Dear Mr. Ketchum:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 18, 2022

General

1.   We note that you provided more expansive disclosure in your 2022 Environmental, Social and Governance Report and Zero Carbon Blueprint than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in these reports.

Risk Factors, page 21

2.   We note your 2022 Environmental, Social and Governance Report identifies climate related risks that may impact your business. Please revise to provide expanded disclosure regarding the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks or technological changes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

3.   We note your statement in your 2022 Environmental, Social and Governance Report that "climate-related risks and opportunities have influenced our financial plan for capital expenditures, acquisitions and revenues." Revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. Please provide quantitative information for these types of expenditures for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

4.   To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   •   decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   •   increased demand for goods that result in lower emissions than competing products;
   •   increased competition to develop innovative new products that result in lower emissions;
   •   increased demand for generation and transmission of energy from alternative energy sources; and
   •   any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

5.   If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
   •   potential for indirect weather-related impacts that have affected or may affect your major customers and suppliers; and
   •   any weather-related impacts on the cost or availability of insurance.
   Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

6.   We note your disclosure on page 23 of your Form 10-K indicating the incurrence of significant capital, operating and other costs associated with compliance with environmental statutes, rules and regulations. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

7.   We note your disclosures on pages 17 and 18 of your Form 10-K indicating that your NEER segment markets and trades energy-related commodity products, including renewable attributes and carbon offsets, and sells RECs and other environmental attributes. Please provide us with quantitative information regarding these types of transactions for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation